PRESS RELEASE DATED MAY 8, 2000 ANNOUNCING
             THE PURCHASE OF 1st UNIVERSE INTERNET

Monday May 8, 10:36 am Eastern Time
Company Press Release
Worldwide Wireless Networks Inc. Acquires High Speed
Broadband Supplier
ORANGE, Calif.--(BUSINESS WIRE)--May 8, 2000--Worldwide
Wireless Networks, Inc. (OTC BB: WWWN - news) today announced the purchase of the assets of 1st Universe Internet, which is located in Irvine, California.

This company has a profitable base of high-speed broadband customers. 1st Universe changed its primary focus from being a telecom reseller to a reseller of high-speed access a year ago. Since then, they have increased their billing base over 250% with most of the increase coming from new wireless high-speed links.

1st Universe billed out (unaudited) approximately $358,000 in revenue in 1999 and estimated revenue of $97,000 during the first quarter of 2000. This revenue, and the company's customer base, will be moved over to Worldwide Wireless Networks effective
June 1, 2000. Sean Loftis,the President of 1st Universe, will be joining Worldwide Wireless Networks as the Western
Regional Vice President of Sales.

In addition to being a reseller of high-speed access, 1st Universe also offers web development and hosting and has telecom reseller contracts with major carriers. ``This acquisition not only brings us new revenues and new customers, but also an expanded product line and a seasoned telemarketing team,'' said Jack Tortorice, CEO of Worldwide Wireless Networks. ``As we implement our business plan, we expect to make more acquisitions like this one to help build our revenue stream and add talent to our growing staff needs.''

About Worldwide Wireless Networks

Worldwide Wireless Networks is an integrated wireless communications company headquartered in Orange, California. The Company specializes in high-speed Internet access using an owned wireless network. Other products and services include DSL, frame relay, collocation services and network consulting.

The Company serves all sizes of commercial business accounts and the home office market. For more information, visit them on the Web at www.wwwn.com.

The statements made in this release which are not historical facts contain certain forward-looking statements concerning potential developments affecting the business, prospects, financial condition and other aspects of the company to which this release pertains.

The actual results of the specific items described in this release, and the company's operations generally, may differ materially from what is projected in such forward-looking statements.
Although such statements are based upon the best judgments of management of the company as of the date of this release, significant deviations in magnitude, timing and other factors may result from business risks and uncertainties including, without limitation, the company's dependence on third parties, market conditions, technical factors, the availability of outside capital and receipt of revenues, and other factors, many of which are beyond the control of the company.

The company disclaims any obligation to update information contained in any forward-looking statement.

Contact:
     Worldwide Wireless Networks, Inc., Orange
     Heather Elliott, 714-937-5500
     investor@wwwn.com
           or
     Columbia Financial Group, Inc.
     Brokers and Analysts, 888/301-6271.
     Media Contact: Pamela Junot, 888/301-6271

  cfgpr@aol.com